0 82-00913

J Sainsbury plc



J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20546
USA

6 May 2010

SUPPL

Dear Sir

Please find enclosed a copy of an announcement made to the London Stock Exchange on 4 May 2010.

Yours faithfully,

Philip Davies
Assistant Company Secretary

dw 5/25

Registered office as above
Registered number 185647 England

20/000677

100% post consumer waste recycled paper

4 May 2010

J Sainsbury plc - Voting rights and capital

In accordance with the Disclosure and Transparency Rules (the 'Rules'), we would like to notify the market of the following:

J Sainsbury plc's capital as at 30 April 2010 consists of 1,861,103,479 ordinary shares of 28 $^{4}/_{7}$ pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,861,103,479.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the Rules.

For further information please contact
Hazel Jarvis +44 (0) 20 7695 6378
END